Exhibit 99.1
Record Date for the Annual General Meeting of Shareholders

According to the Articles of Incorporation of Shinhan Financial Group (hereafter “SFG”), December 31 of each year is the record date for the Annual General Meeting of Shareholders and annual dividend payment, and accordingly our common shareholders that are registered in SFG’s shareholder registry as of December 31, 2022 and the holders of our American Depository Receipts (“ADRs”) as of the same date will be entitled to exercise their voting rights at the Annual General Meeting of Shareholders and to receive dividends, if any, for the fiscal year 2022.